Silver Spike Acquisition Corp II 660 Madison Avenue, Suite 1600 New York, New York, 10065 March 9, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, N.E.
Washington, D.C. 20549-3628

Attn:  Ms. Anuja A. Majmudar

Mr. Timothy S. Levenberg

Re:	Silver Spike Acquisition Corp. II Registration Statement on Form S-1 Registration No. 333-252803

Dear Ms. Majmudar and Mr. Levenberg:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Standard Time on March 10, 2021 or as soon thereafter as is practicable. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

Please do not hesitate to contact Derek J. Dostal of Davis Polk & Wardwell LLP at (212) 450-4322 with any questions or comments with respect to this letter.

Sincerely,

Silver Spike Acquisition Corp II

By:	/s/ Scott Gordon
Name: Scott Gordon
Title: Chief Executive Officer and Chairman

 Via EDGAR

CC: Derek J. Dostal, Davis Polk & Wardwell LLP